Exhibit 99.1

Kazia Therapeutics Announces Sovargen Co. Doses First Patient in Phase 1b/2a Trial of Paxalisib for Rare Seizure Disorders

Clinical Milestone Expands Development of Paxalisib Beyond Oncology and Triggers $2 Million Payment to Kazia

SYDNEY, Australia, September 22, 2026 – Kazia Therapeutics Limited (NASDAQ: KZIA), an oncology-focused biotechnology company developing therapies that selectively reprogram cancer biology, restore anti-tumor immunity and overcome treatment resistance, today announced that Sovargen Co., Ltd., a biotechnology company specializing in central nervous system (CNS) diseases that has exclusively licensed paxalisib from Kazia for the development and commercialization of paxalisib as a potential treatment for mTORopathy-related epilepsies, has dosed the first patient in a Phase 1b/2a clinical trial evaluating paxalisib for the treatment of intractable epilepsy associated with focal cortical dysplasia type 2 (FCD T2) and tuberous sclerosis complex (TSC). The dosing triggers a $2 million development milestone payment to Kazia under the companies’ exclusive licensing agreement.

Kazia and Sovargen entered into the agreement in March 2024, under which Sovargen is responsible for developing, manufacturing and commercializing paxalisib as a potential treatment for the mTORopathy-related epilepsies in all countries worldwide, excluding mainland China, Hong Kong, Macao and Taiwan. Under the agreement, Kazia is eligible to receive additional milestone payments of up to $17 million upon the achievement of further development and regulatory milestones, plus a percentage of sub-licensing revenues and royalties on net sales of any products incorporating paxalisib.

FCD T2 and TSC are rare, genetically driven neurological disorders in which somatic mutations in the PI3K/Akt/mTOR pathway, or mutations in the TSC1 or TSC2 genes, drive overactivation of the mTOR pathway and contribute to treatment-resistant seizures. There are currently no approved therapies for FCD T2. Paxalisib is an oral, brain-penetrant dual inhibitor of PI3K and mTOR.

“This milestone reflects the steady progress Sovargen is making in advancing paxalisib for patients with FCD T2 and TSC, two rare disorders with significant unmet need,” said Dr. John Friend II, CEO of Kazia Therapeutics. “While our own clinical focus for paxalisib remains in oncology, we’re pleased to see its potential being explored in additional indications where its mechanism of action may address significant unmet medical needs. We look forward to the data generated through this study as the program advances.”

“Families living with FCD T2 and TSC have long faced limited treatment options, making the advancement of new therapies crucial,” said Cheolwon Park, CEO of Sovargen. “Dosing the first patient is a significant step for our program and reflects the dedication of our team and investigators in bringing this study to life. As enrollment continues, we remain focused on executing a rigorous clinical trial and generating the data needed to better understand paxalisib’s potential as a treatment for these rare neurological disorders.”

About Kazia Therapeutics

Kazia Therapeutics (NASDAQ: KZIA) is an oncology-focused drug development company, based in Sydney, Australia. The Company’s lead asset, paxalisib, is an investigational brain-penetrant inhibitor of the PI3K/Akt/mTOR pathway, which is being developed to treat multiple forms of cancer. Licensed from Genentech in late 2016, paxalisib is or has been the subject of over 15 clinical trials. A completed Phase 2/3 study in glioblastoma (GBM AGILE) was reported in 2024, and discussions are ongoing for designing and executing a pivotal registrational study in pursuit of a standard approval. Other clinical trials involving paxalisib are ongoing in advanced breast cancer, brain metastases, diffuse midline gliomas, and primary central nervous system lymphoma, with several of these trials having reported encouraging interim data. Paxalisib was granted Orphan Drug Designation for glioblastoma by the U.S. Food and Drug Administration (FDA) in February 2018, and Fast Track Designation (FTD) for glioblastoma in August 2020. Paxalisib was also granted FTD in July 2023 for the treatment of solid tumor brain metastases harboring PI3K pathway mutations in combination with radiation therapy. Additionally, paxalisib was granted Rare Pediatric Disease Designation and Orphan Drug Designation by the FDA for diffuse intrinsic pontine glioma in August 2020 and for atypical teratoid/rhabdoid tumors in June 2022 and July 2022, respectively. Kazia is also developing EVT801, a small molecule inhibitor of VEGFR3, which was licensed from Evotec SE in April 2021. In addition to its clinical-stage programs, Kazia is advancing NDL2, a potentially first-in-class intracellular PD-L1 protein degrader program targeting a newly identified mechanism of immunotherapy resistance and metastatic progression, as well as MSETC, a potentially first-in-class SETDB1 inhibitor program intended to restore immune signaling in tumors that have become resistant to immunotherapy, including checkpoint inhibitors. Both programs are currently in preclinical development. For more information, please visit www.kaziatx.com or follow us on X @KaziaTx.

About Sovargen

Sovargen Co., Ltd. is a clinical-stage biotechnology company based in Korea, founded in 2018 as a spin-out from the Korea Advanced Institute of Science and Technology (KAIST). The Company is focused on the discovery and development of medicines for rare and intractable neurological disorders caused by brain somatic mosaicism. The Company’s lead clinical asset, SVG103 (paxalisib), is a brain penetrant dual PI3K/mTOR inhibitor in-licensed from Kazia Therapeutics for the treatment of mTORopathy-related epilepsies, including focal cortical dysplasia type II (FCD T2), tuberous sclerosis complex (TSC), and hemimegalencephaly (HME) — conditions in which mTOR pathway hyperactivation is the underlying cause of drug-resistant seizures. SVG103 is currently being evaluated in a Phase 1b/2a study in adult patients with FCD T2, TSC, and HME. SVG105 is an antisense oligonucleotide targeting intractable epilepsies that has been out-licensed to a European global pharmaceutical company for worldwide development and commercialization. Sovargen’s pipeline is underpinned by its proprietary, integrated platform designed to discover and develop therapeutics for intractable CNS diseases. The platform features SovarIN™ for identifying disease-causing somatic mutations and therapeutic targets. SovarON™ for ASO design, screening, and optimization, and SovarUP™ for target validation and preclinical efficacy evaluation using disease-relevant animal models and human organoid systems. For more information, please visit www.sovargen.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are generally identified by words such as “anticipates,” “believes,” “expects,” “intends,” “plans,” “may,” “will,” “could,” “should,” “estimates,” “projects,” “potential,” and similar expressions. These forward-looking statements include, but are not limited to, statements regarding: the $2 million development milestone payment to Kazia; additional milestone payments of up to $17 million upon the achievement of further development and regulatory milestones, plus sub-licensing revenues and royalties; the progress and enrollment of Sovargen’s Phase 1b/2a clinical trial of paxalisib for FCD T2, TSC, and HME; the potential of paxalisib as a treatment for mTORopathy-related epilepsies and other non-oncology indications; and data generation from the clinical study.

These forward-looking statements are based on management’s current expectations and assumptions as of the date of this press release and are subject to significant risks, uncertainties, and other factors that could cause actual results to differ materially from those expressed or implied. Such risks and uncertainties include, but are not limited to: risks associated with the development of early-stage therapeutic programs; the conduct and enrollment of clinical trials; regulatory review and approval processes; reliance on third-party licensees, collaborators and trial sites; the Company’s ability to obtain, maintain and protect its intellectual property; general economic and market conditions; and the Company’s ability to maintain compliance with NASDAQ listing requirements.

For a more complete discussion of risks and uncertainties, please refer to the Company’s filings with the SEC, including the “Risk Factors” section of the Company’s most recent Annual Report on Form 20-F. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law.

All forward-looking statements are qualified in their entirety by this cautionary statement.

Media Contact

Michaela Fawcett

KCSA Strategic Communications
mfawcett@kcsa.com